Gil Borok	11150 Santa Monica Boulevard
Chief Financial Officer	Suite 1600
Los Angeles, CA 90025

CB Richard Ellis, Inc.	310 405 8909 Tel
310 405 8950 Fax

Gil.borok@cbre.com
www.cbre.com

May 14, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Sonia Gupta Barros

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205
Form 10-K for the year ended December 31, 2009

Dear Ms. Barros:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in a letter dated May 3, 2010. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

General

1.	We note that you have filed a proxy statement on April 19, 2010. We also note that information required by Part III of your Form 10-K for fiscal year end 12/31/2009 is incorporated by reference from your proxy statement. Please note that we may have additional comments after we review your disclosure in the proxy statement.

Company Response

Noted.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

2.	We note that you determined that no impairment of goodwill or other non-amortizable intangible assets existed for 2009. Given the current economic conditions and continued decline in your revenues, please provide us and disclose in future filings how you considered these factors in determining that no further impairment charge was necessary.

Company Response

When the Company performed its required annual goodwill impairment review as of October 1, 2009, it determined that no impairment existed as the estimated fair value of its reporting units was in excess of their carrying value. Although economic conditions remained weak for most of 2009 and the Company’s full year revenues for 2009 declined when compared to the prior year, the Company did note early signs of an economic recovery taking place in the latter part of 2009. This was evidenced by several indicators, including the Company’s stock price ($13.57 per share on December 31, 2009 and $10.94 per share on October 1, 2009 versus $4.32 per share at December 31, 2008), a return to positive economic growth in the United States in the second half of 2009 and an economic rebound in the Asia Pacific region with transaction activity beginning to revive in late 2009. These indicators, as well as the benefit of cost reduction measures implemented in the second half of 2008 and 2009, led to a significant increase in the estimated fair value of the Company’s reporting units as of October 1, 2009 as compared to the prior year. In addition, the overall size of the Company’s goodwill and other non-amortizable assets being tested were sharply reduced as a result of a $1.2 billion impairment charge recorded during the year ended December 31, 2008. This impairment charge included the write-off of goodwill in its entirety in two reporting units that were most severely hit by the weak economic conditions at that time (i.e. Global Investment Management and Development Services).

In summary, the Company affirms its conclusion that no impairment of goodwill or other non-amortizable intangible assets existed for 2009. The Company will enhance its disclosure in its Annual Report on Form 10-K for the year ended December 31, 2010 to indicate what its conclusions relative to testing goodwill and other non-amortizable intangible assets were based upon.

Liquidity and Capital Resources, page 56

3.	In efforts to provide clarifying disclosure in light of your discussion throughout the filing of various regulations and the corresponding impact of such regulations on your business, please tell us if your business has any material legal or economic restrictions on the ability of the company’s subsidiaries to transfer funds to the company. If so, please confirm to us that you will provide disclosure that complies in future filings.

Company Response

The Company does not have any material legal or economic restrictions on transferring funds from its domestic and foreign subsidiaries. Although the Company could generally repatriate earnings from its foreign subsidiaries, it currently elects not to do so given income tax considerations, which the Company has already disclosed in its 2009 Annual Report on Form 10-K. Based on these facts, the Company respectfully submits to the Staff that no additional disclosure is warranted.

Significant Indebtedness, page 63

4.	Please refer to your discussion of your funding arrangement with Fannie Mae under the ASAP Program on pages 63 and 112. Please explain to us how you account for your commitments as it relates to repurchase of interest in loans previously sold, delivery of whole loan execution or securitization into mortgage backed security. Please refer us to the accounting literature you relied on for your accounting treatment.

Company Response

The Company applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860-10-40 when accounting for transactions entered into under the funding arrangements of the ASAP Program with Fannie Mae. Sales of the 99% interest in the loans to Fannie Mae are recorded as a secured borrowing during the repurchase period with no gain or loss recognized as the ASAP Program requires the Company to repurchase the transferred assets before their maturity. A sale is recorded upon full delivery back to Fannie Mae via whole loan execution or securitization into a mortgage backed security since the Company has received consideration from the purchaser and has surrendered complete control over the loans.

Consolidated Statements of Operations, page 75

5.	Given the apparent significance of your equity loss from unconsolidated subsidiaries for 2009, please explain to us how you considered Rule 3-09 of Regulation S-X as it relates to the requirements for separate financial statements of equity method investees.

Company Response

Rule 3-09 of Regulation S-X requires separate financial statements of equity method investees to be filed with the Company’s Annual Report on Form 10-K if (i) an investment in an unconsolidated subsidiary exceeds 20% of the Company’s total assets, or (ii) if the Company’s share of income from continuing operations before provision for income taxes (“income”) from an investment in an unconsolidated subsidiary exceeds 20% of the Company’s total income. Rule 3-09 of Regulation S-X cross references Rule 1-02(w) relative to performing these tests and such rule prescribes the use of the average of the Company’s income for the last five fiscal years, excluding loss years, in instances where the income of the registrant for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years.

In regards to the first test, the Company’s total assets at December 31, 2009 were approximately $5.0 billion, of which only approximately $136.0 million, or 2.7%, were attributable to the Company’s total investments in unconsolidated subsidiaries. Therefore, this condition was not met.

In regards to the second test, the Company’s five-year average income (excluding losses in 2008 and 2009), totaling approximately $295.0 million, was used as prescribed by Rule 1-02(w), given that the Company’s income for the year ended December 31, 2009 was more than 10% lower than the five-year average income. There were no instances noted in which the Company’s share of income or loss from any of its investments in unconsolidated subsidiaries exceeded $59.0 million, which is equivalent to 20% of the Company’s five-year average income. It should also be noted that the Company’s ownership interest in its investments in unconsolidated subsidiaries is generally lower than 50% and in many investments is less than 5%.

In conclusion, based on the above mentioned facts, the Company affirms its conclusion that inclusion of separate financial statements of equity method investees was not required in its 2009 Annual Report on Form 10-K.

Item 15. Exhibit and Financial Statement Schedules, page 148

3. Exhibits

6.	We note that exhibits 10.1(a), 10.1(b), 10.1(c), 10.1(e), and 10.1(h) only list and do not include the exhibits and schedules listed in the table of contents for each respective agreement. Because Item 601(b)(10) does not permit the omission of information that is attached to a material contract, please file the complete agreement in an amendment to your 10-K, in a Form 8-K, or as an exhibit to your next periodic report. Alternatively, please explain why the information was omitted or why the agreements themselves are no longer material to investors.

Company Response

The Company did not include all of the exhibits and schedules listed in the table of contents for exhibits 10.1(a), 10.1(b), 10.1(c), 10.1(e), and 10.1(h) because this information is ministerial in form and does not provide any material or meaningful disclosure in addition to the underlying agreements. While this has been a common practice of issuers, the Company understands that Item 601(b)(10) of Regulation S-K does not provide an exemption permitting the exclusion of this information. The Company respectfully proposes to the Staff that it will file the complete agreement (including schedules and exhibits listed in the table of contents) for exhibits 10.1(e) and 10.1(h) as an exhibit to its Quarterly Report on Form 10-Q for the period ended June 30, 2010. The Company proposes to make no changes to the filings for exhibits 10.1(a), 10.1(b) and 10.1(c) because these agreements have been superseded by exhibits 10.1(e) and 10.1(h) and the materials omitted would largely be duplicative and of no further relevance. Exhibits 10.1(a), 10.1(b) and 10.1(c) will not be included in our Form 10-K for the year ended December 31, 2010.

Schedule III – Real Estate Investments and Accumulated Depreciation, page 150

7.	For each of your material projects identified under this subheading, in future filings, disclose the nature of your title to, or other interest in, such properties. Please also revise your disclosure in the Business section in future filings to discuss the current status of any material project in greater detail and to provide any relevant real estate operating data on a portfolio basis, i.e. average rents, occupancy, lease expirations, tenant type, property type and geographic diversification. Please tell us how you plan to comply.

Company Response

The Company’s largest individual project on Schedule III as of December 31, 2009 included approximately $78 million of gross real estate, which represents only 1.5% of the Company’s total assets. Given this fact, the Company respectfully submits to the Staff that it does not believe that it has any material projects and no additional disclosure is required in Schedule III. However, if the Company invests in a material project in the future, it will include additional disclosure in Schedule III at that time.

Aggregate rental revenue and associated operating expenses of $59.9 million and $34.3 million, respectively, were recognized from the Company’s portfolio of real estate during the year ended December 31, 2009. This represented only approximately 1.4% of the Company’s total revenue and only approximately 2.5% of the Company’s total operating expenses. While the Company does not believe these operations are material to its business, the Company will enhance its disclosure in the Business Section of its Annual Report on Form 10-K for the year ended December 31, 2010 to include additional relevant information about its real estate portfolio, including property type, geographic diversification and rental revenues.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ Gil Borok
Gil Borok
Chief Financial Officer